As filed with the U.S. Securities and Exchange Commission on
June 11, 2021
1933 Act File No. 333-255877
1940 Act File No. 811-23299

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
and
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 26

OFS CREDIT COMPANY, INC.
(Exact name of Registrant as specified in charter)

10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Address of Principal Executive Offices)
(847) 734-2000
(Registrant’s telephone number, including Area Code)
Bilal Rashid
10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Name and address of agent for service)

Copies of Communications to:

Cynthia M. Krus Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 (202) 383-0100
Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☒ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐ when declared effective pursuant to Section 8(c) of the Securities Act.
Check each box that appropriately characterizes the Registrant:
☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.001 par value per share (2)(3)
Preferred Stock, $0.001 par value per share (2)
Subscription Rights(3)
Debt Securities(4)(5)
Total	$ 200,000,000	$ 20,761(6)

(1)    Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.
(2) Subject to Note 5 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time.
(3)    Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)    Subject to Note 5 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $200,000,000.
(5)    In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $200,000,000.
(6)    Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-255877 and 811-23299) of OFS Credit Company, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
1. Financial Statements:
The following financial statements of OFS Credit Company, Inc. (the “Company” or the “Registrant”) have been incorporated by reference in Part A of the Registration Statement:

Statement of Assets and Liabilities as of October 31, 2020
Statement of Operations for the Year Ended October 31, 2020
Statement of Changes in Net Assets for the Years Ended October 31, 2020 and October 31, 2019
Statement of Cash Flows for the Year Ended October 31, 2020
Schedule of Investments as of October Schedule of Investments as of October 31, 2020
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

2. Exhibits:
(a)(1)    Amended and Restated Certificate of Incorporation(2)
(a)(2)    Form of Certificate of Designation for the 6.875% Series A Term Preferred Stock(3)
(a)(3)    Form of Certificate of Designation for the 6.60% Series B Term Preferred Stock(9)
(a)(4)    Form of Certificate of Designation for the 6.125% Series C Term Preferred Stock(15)
(a)(5)    Form of Certificate of Designation for the 6.00% Series D Term Preferred Stock*
(b)    Bylaws(1)
(c)    Not applicable
(d)(1)    Form of Common Stock Certificate(2)
(d)(2)    Specimen 6.875% Series A Term Preferred Stock Certificate(4)
(d)(3)    Specimen 6.60% Series B Term Preferred Stock Certificate(9)
(d)(4)    Specimen 6.125% Series C Term Preferred Stock Certificate(15)
(d)(5)    Specimen 6.00% Series D Term Preferred Stock Certificate*
(d)(6)    Form of Base Indenture(7)
(d)(7)    Statement of Eligibility of Trustee on Form T-1(16)
(d)(8)    Form of Subscription Agent Agreement(5)
(d)(9)    Form of Subscription Rights Certificate(5)
(e)    Distribution Reinvestment Plan(2)
(f)    Not applicable
(g)    Form of Investment Advisory and Management Agreement by and between Registrant and OFS Capital Management, LLC(2)
(h)(1)    Form of Underwriting Agreement(7)
(h)(2) Equity Distribution Agreement, dated as of January 24, 2020, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.(8)
(h)(3) Amendment No. 1, dated as of March 16, 2021, to the Equity Distribution Agreement, dated as of January 24, 2020, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.(12)
(h)(4) Amendment No. 2, dated as of April 22, 2021, to the Equity Distribution Agreement, as amended by Amendment No. 1 thereto, dated as of March 16, 2021, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.(14)
(h)(5) Amendment No. 3, dated as of June 8, 2021, to the Equity Distribution Agreement, as amended by Amendment No. 1 thereto, dated as of March 16, 2021, and by Amendment No. 2 thereto, dated as of April 22, 2021, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.*
(h)(6)    Underwriting Agreement, dated as of March 26, 2021, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and National Securities Corporation, as representative of the underwriters named in Schedule I thereto(13)
(h)(7)    Underwriting Agreement, dated as of April 21, 2021, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc., as representatives of the underwriters named in Schedule I thereto(15)
(i)    Not applicable
(j)    Form of Custodian Agreement(2)

(k)(1)    Form of Administration Agreement by and between Registrant and OFS Capital Services, LLC(2)
(k)(2)    Form of License Agreement between Registrant and Orchard First Source Asset Management, LLC(2)
(k)(3)    Form of Transfer Agency and Registrar Services Agreement(2)
(l)(1)    Opinion and Consent of Counsel(7)
(l)(2)    Opinion and Consent of Counsel(8)
(l)(3)    Opinion and Consent of Counsel(13)
(l)(4)    Opinion and Consent of Counsel(17)
(l)(5)    Opinion and Consent of Counsel*
(m)    Not applicable
(n)(1)    Consent of Independent Registered Public Accounting Firm with respect to Registrant(16)
(n)(2)    Report of Independent Registered Public Accounting Firm on the Senior Securities Table(10)
(o)    Not applicable
(p)    Form of Subscription Agreement(2)
(q)    Not applicable
(r)    Joint Code of Ethics of the Registrant and OFS Capital Management, LLC(17)

    * Filed Herewith.

(1) Previously filed on June 22, 2018 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220794 and 811-23299) and incorporated by reference herein.
(2) Previously filed on August 9, 2018 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220794 and 811-23299) and incorporated by reference herein.
(3) Previously filed on March 15, 2019 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) and incorporated by reference herein.
(4) Previously filed on March 8, 2019 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) and incorporated by reference herein.
(5) Previously filed on August 1, 2019 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299) and incorporated by reference herein.
(6) Previously filed on December 18, 2020 with the Registrant’s Annual Report on Form N-CSR (File No. 811-23299) and incorporated by reference herein.
(7) Previously filed on January 7, 2020 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(8) Previously filed on January 24, 2020 with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(9) Previously filed on November 19, 2020 with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(10) Previously filed on January 13, 2021 with Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(11) Previously filed on February 26, 2021 with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(12) Previously filed on March 16, 2021 with Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(13) Previously filed on March 26, 2021 with Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(14) Previously filed on April 22, 2021 with Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.

(15) Previously filed on April 28, 2021 with Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(16) Previously filed May 7, 2021 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-255877 and 811-23299).
(17) Previously filed June 4, 2021 with the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-255877 and 811-23299).
ITEM 26. MARKETING ARRANGEMENTS
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$21,820	*
FINRA filing fee	30,500	*
Nasdaq listing fee	25,000
Printing and postage	10,000
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Miscellaneous	50,000
Total	287,320

Note: All listed amounts are estimates.
* This amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
The information contained under the heading “Management” in the prospectus contained herein and under the headings “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Holders of Securities” in our most recent Annual Proxy Statement are incorporated herein by reference.
ITEM 29. NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the number of record holders of each class of the Registrant’s securities as of June 2, 2021:

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	4
Series A Term Preferred Stock, par value $0.001 per share	1
Series B Term Preferred Stock, par value $0.001 per share	1
Series C Term Preferred Stock, par value $0.001 per share	1
ITEM 30. INDEMNIFICATION
Directors and Officers
As permitted by Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”), the Registrant has adopted provisions in its Amended and Restated Certificate of Incorporation that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
The Registrant’s Amended and Restated Certificate of Incorporation and bylaws provide that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Registrant to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.
Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.
Adviser and Administrator
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, OFS Capital Management, LLC (the “Advisor”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the Investment Advisory Agreement or otherwise as an Advisor of the Registrant.
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, OFS Capital Services, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of OFS Capital Services, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.
The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A description of any other business, profession, vocation or employment of a substantial nature in which OFS Advisor, and each managing director, director or officer of OFS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the OFS Advisor and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-71366), and is incorporated herein by reference.
ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1) the Registrant, OFS Credit Company, Inc., 10 S. Wacker Drive, Suite 2500, Chicago, IL 60606;
(2) the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;
(3) the Custodian, U.S. Bank National Association, 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603;
(4) the Advisor, OFS Capital Management, LLC, 10 S. Wacker Drive, Suite 2500, Chicago, IL 60606.
ITEM 33. MANAGEMENT SERVICES
Not applicable.
ITEM 34. UNDERTAKINGS
(1)    Registrant undertakes to suspend the offering of shares covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, the Company’s net asset value declines more than 10% from its net asset value as of the effective date of this Registration Statement, or (b) the Company’s net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)    Not applicable.
(3)    Registrant undertakes:
a.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)    to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (a)(i), (ii) and (iii) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), that is part of the registration statement;

b.     that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.     that, for the purpose of determining liability under the Securities Act to any purchaser:
(i) if the Registrant is relying on Rule 430B:
(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)     the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)     any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(4)    Registrant undertakes that:
a.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b.For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)    Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.
(7)    Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 11th day of June, 2021.
OFS Credit Company, Inc.
                        By:    /s/ Bilal Rashid
                            Bilal Rashid
                            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the11th day of June, 2021.

Signature	Title	Date
/s/ Bilal Rashid Bilal Rashid	Director and Chief Executive Officer (Principal Executive Officer)	June 11, 2021

/s/ Jeffrey A. Cerny Jeffrey A. Cerny	Director and Chief Financial Officer (Principal Financial Officer)	June 11, 2021

/s/ Jeffery S. Owen Jeffery S. Owen	Chief Accounting Officer (Principal Accounting Officer)	June 11, 2021

* Kathleen M. Griggs	Director	June 11, 2021

* Catherine M. Fitta	Director	June 11, 2021

* Romita Shetty	Director	June 11, 2021

* Signed by Bilal Rashid pursuant to a power of attorney signed by each individual and previously filed with this Registration Statement on May 7, 2021.